# SEC Schedule 13D/A (Amendment No. 29) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Houlihan Lokey, Inc., CIK 0001302215
CUSIP: 441593100
Title of class of securities: Class A common stock, par value $0.001 per share
Address of issuer's principal executive offices: 10250 Constellation Blvd., 5th Floor, Los Angeles, California (CA), 90067
Date of event which requires filing of this statement: 08/26/2025
Filed by CIK 0001649320
Persons authorized to receive notices and communications: Christopher M. Crain, Esq., General Counsel, 10250 Constellation Blvd., 5th Floor, Los Angeles, California (CA), 90067, (310) 553-8871; Steven B. Stokdyk, Esq., Latham & Watkins LLP, 355 S. Grand Avenue, Los Angeles, California (CA), 90071, (213) 485-1234

## Reporting persons
- HL Voting Trust (CIK 0001649320): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 16,212,105; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 16,212,105 (22.9% of the class)
  Comment: Based upon 16,212,105 shares of Class B common stock subject to the HL Voting Trust as of August 26, 2025. This amount includes 438,064 shares of Class B common stock issuable upon vesting of restricted stock units.
  
  Based upon (i) 54,545,071 shares of Class A common stock, (ii) 15,774,041 shares of Class B common stock, and (iii) 438,064 shares of Class B common stock issuable upon vesting of restricted stock units, each outstanding as of August 26, 2025.
- Scott Joseph Adelson (CIK 0001360042): type of reporting person: other (OO), individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 16,212,105; sole dispositive power 878,921; shared dispositive power 0; aggregate amount beneficially owned 16,212,105 (22.9% of the class)
  Comment: Based upon 16,212,105 shares of Class B common stock subject to the HL Voting Trust as of August 26, 2025. This amount includes 438,064 shares of Class B common stock issuable upon vesting of restricted stock units.
  
  Based upon (i) 54,545,071 shares of Class A common stock, (ii) 15,774,041 shares of Class B common stock, and (iii) 438,064 shares of Class B common stock issuable upon vesting of restricted stock units, each outstanding as of August 26, 2025.
- Scott L Beiser (CIK 0001649212): type of reporting person: other (OO), individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 16,212,105; sole dispositive power 808,413; shared dispositive power 0; aggregate amount beneficially owned 16,212,105 (22.9% of the class)
  Comment: Based upon 16,212,105 shares of Class B common stock subject to the HL Voting Trust as of August 26, 2025. This amount includes 438,064 shares of Class B common stock issuable upon vesting of restricted stock units.
  
  Based upon (i) 54,545,071 shares of Class A common stock, (ii) 15,774,041 shares of Class B common stock, and (iii) 438,064 shares of Class B common stock issuable upon vesting of restricted stock units, each outstanding as of August 26, 2025.
- Irwin Gold (CIK 0001122672): type of reporting person: other (OO), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 16,212,105; sole dispositive power 1,078,196; shared dispositive power 0; aggregate amount beneficially owned 16,212,105 (22.9% of the class)
  Comment: Based upon 16,212,105 shares of Class B common stock subject to the HL Voting Trust as of August 26, 2025. This amount includes 438,064 shares of Class B common stock issuable upon vesting of restricted stock units.
  
  Based upon (i) 54,545,071 shares of Class A common stock, (ii) 15,774,041 shares of Class B common stock, and (iii) 438,064 shares of Class B common stock issuable upon vesting of restricted stock units, each outstanding as of August 26, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.001 per share
Name of issuer: Houlihan Lokey, Inc.
Address of issuer's principal executive offices: 10250 Constellation Blvd., 5th Floor, Los Angeles, California (CA), 90067
Comment:
This Amendment No. 29 to Schedule 13D (this "Amendment") is filed to amend the Schedule 13D (the "Initial Schedule") filed with the Securities and Exchange Commission (the "SEC") on August 28, 2015 by the HL Voting Trust (the "HL Voting Trust"), Scott L. Beiser, Irwin N. Gold and Robert H. Hotz, as subsequently amended on December 7, 2016 and refiled in its entirety on February 10, 2017, which was further amended on February 18, 2017, March 17, 2017, April 5, 2017, June 2, 2017, November 8, 2017, March 22, 2018, April 5, 2018, June 6, 2018, August 21, 2018, October 31, 2018, June 6, 2019, August 1, 2019, October 7, 2019, November 7, 2019, December 31, 2019, February 10, 2020, March 19, 2020, April 10, 2020, May 26, 2020, November 09, 2020, April 18, 2022, June 24, 2022, March 20, 2023, October 6, 2023, April 2, 2024, August 23, 2024 and September 20, 2024 (the Initial Schedule as amended, the "Schedule"). This Amendment is filed to reflect the decrease to outstanding ownership controlled by the HL Voting Trust.

Capitalized terms not defined herein shall have the meanings ascribed to them in the Schedule.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule is hereby amended and supplemented by the addition of the following:

Since Amendment No. 28 filed on September 20, 2024 and through August 26, 2025, there was a net decrease of 565,622 shares of Class B common stock in the HL Voting Trust, due to (i) the conversion of 117,048 shares of Class B common stock and subsequent donation or estate planning transfer of the 117,048 shares of Class A common stock, (ii) the forfeiture of 191,753 shares of Class B common stock in connection with terminations of employment, (iii) the withholding of 769,461 shares of Class B common stock for the payment of taxes, (iv) the issuance of 653,781 vested shares of Class B common stock in connection with acquisitions, (v) the granting of 1,161,867 shares of Class B common stock in connection with new equity incentive awards, (vi) the issuance of restricted stock units convertible into 127,136 shares of Class B common stock, (vii) the repurchase of 3,405 shares of Class B common stock (viii) the issuance of 17,694 shares upon the vesting of fixed dollar awards and restricted stock units previously issued to employees, and (ix) the conversion of 1,444,433 shares of Class B common stock and subsequent sale of 1,444,433 of such shares of Class A common stock in the open market.

Since Amendment No. 28 dated September 20, 2024 and through August 26, 2025, Mr. Adelson: (i) acquired 12,682 shares Class B common stock as equity awards; and (ii) had 14,043 shares of Class B common stock withheld by the Company for payment of taxes upon vesting of equity awards. These shares are included in the transactions described above in this Item 3.

Since Amendment No. 28 dated September 20, 2024 and through August 26, 2025, Mr. Gold: (i) acquired 4,790 shares Class B common stock as equity awards; (ii) had 6,704 shares of Class B common stock withheld by the Company for payment of taxes upon vesting of equity awards; (iii) converted an aggregate of 10,000 shares of Class B common stock into Class A common stock and subsequently sold such shares of Class A common stock; and (iv) converted an aggregate of 10,000 shares of Class B common stock into Class A common stock and subsequently donated such shares of Class A common stock. These shares are included in the transactions described above in this Item 3.

Since Amendment No. 28 dated September 20, 2024 and through August 26, 2025, Mr. Beiser: (i) acquired 5,777 shares Class B common stock as equity awards; (ii) had 7,881 shares of Class B common stock withheld by the Company for payment of taxes upon vesting of equity awards; (iii) converted an aggregate of 23,008 shares of Class B common stock into Class A common stock and subsequently sold such shares of Class A common stock; and (iv) converted an aggregate of 15,000 shares of Class B common stock into Class A common stock and subsequently donated such shares of Class A common stock. These shares are included in the transactions described above in this Item 3.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) and 5(b) are hereby amended and restated as set forth below. Item 5(c) is hereby updated by the information set forth above under Item 3.
5(a)-(b) The aggregate number and percentage of the class of securities of the Issuer and the voting and dispositive power of the Reporting Persons is set forth below:

Reporting Person - HL Voting Trust

Amount beneficially owned:- 16,212,105 (1)

Percent of class:- 22.9% (2)

Reporting Person - Scott Joseph Adelson

Amount beneficially owned:- 16,212,105 (1)

Percent of class:- 22.9% (2)(5)

Reporting Person - Scott L Beiser

Amount beneficially owned:- 16,212,105 (1)

Percent of class:- 22.9% (2)(3)

Reporting Person - Irwin Gold

Amount beneficially owned:- 16,212,105 (1)

Percent of class:- 22.9% (2)(4)

(1) Pursuant to the HL Voting Trust Agreement, Messrs. Adelson, Beiser and Gold as Trustees have voting control over the shares held by the Voting Trust, but dispositive power over only those shares which each directly owns. Based upon 16,212,105 shares of Class B common stock subject to the HL Voting Trust as of August 26, 2026. This amount includes 438,064 shares of Class B common stock issuable upon vesting of restricted stock units.

(2) Based upon (i) 54,545,071 shares of Class A common stock, (ii) 15,774,041 shares of Class B common stock, and (iii) 438,064 shares of Class B common stock issuable upon vesting of restricted stock units, each outstanding as of August 26, 2025.

(3) Each HL Holder retains sole dispositive power over their shares deposited in the HL Voting Trust. As a result, Mr. Beiser retains dispositive control over the 808,413 shares of Class B common stock he owns (the "Beiser Shares"), which represents a dispositive power beneficial ownership percentage of 1.5% of the Issuer's Class A common stock. The Beiser Shares include 26,029 shares of unvested Class B common stock subject to vesting based on continued service with the Issuer.

(4) Each HL Holder retains sole dispositive power over their shares deposited in the HL Voting Trust. As a result, Mr. Gold retains dispositive control over 1,078,196 shares of Class B common stock he owns (the "Gold Shares"), which represents a dispositive power beneficial ownership percentage of 1.9% of the Issuer's Class A common stock. The Gold Shares include 19,319 shares of unvested Class B common stock subject to vesting based on continued service with the Issuer.

(5) Each HL Holder retains sole dispositive power over their shares deposited in the HL Voting Trust. As a result, Mr. Adelson retains dispositive control over the 878,921 shares of Class B common stock he owns (the "Adelson Shares"), which represents a dispositive power beneficial ownership percentage of 1.6% of the Issuer's Class A common stock. The Adelson Shares include 39,905 shares of unvested Class B common stock subject to vesting based on continued service with the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(a) and 5(b) are hereby amended and restated as set forth below. Item 5(c) is hereby updated by the information set forth above under Item 3.

5(a)-(b) The aggregate number and percentage of the class of securities of the Issuer and the voting and dispositive power of the Reporting Persons is set forth below:

Reporting Person - HL Voting Trust

Sole Voting Power - 0

Shared Voting Power - 16,212,105 (1)

Sole Dispositive Power - 0

Shared Dispositive Power - 0

Reporting Person - Scott Joseph Adelson

Sole Voting Power - 0

Shared Voting Power - 16,212,105 (1)

Sole Dispositive Power - 878,921 (4)

Shared Dispositive Power - 0

Reporting Person - Scott L Beiser

Sole Voting Power - 0

Shared Voting Power - 16,212,105 (1)

Sole Dispositive Power - 808,413 (2)

Shared Dispositive Power - 0

Reporting Person - Irwin Gold

Sole Voting Power - 0

Shared Voting Power - 16,212,105 (1)

Sole Dispositive Power - 1,078,196 (3)

Shared Dispositive Power - 0

(1) Pursuant to the HL Voting Trust Agreement, Messrs. Adelson, Beiser and Gold as Trustees have voting control over the shares held by the Voting Trust, but dispositive power over only those shares which each directly owns. Based upon 16,212,105 shares of Class B common stock subject to the HL Voting Trust as of August 26, 2026. This amount includes 438,064 shares of Class B common stock issuable upon vesting of restricted stock units.

(2) Each HL Holder retains sole dispositive power over their shares deposited in the HL Voting Trust. As a result, Mr. Beiser retains dispositive control over the 808,413 shares of Class B common stock he owns (the "Beiser Shares"), which represents a dispositive power beneficial ownership percentage of 1.5% of the Issuer's Class A common stock. The Beiser Shares include 26,029 shares of unvested Class B common stock subject to vesting based on continued service with the Issuer.

(3) Each HL Holder retains sole dispositive power over their shares deposited in the HL Voting Trust. As a result, Mr. Gold retains dispositive control over 1,078,196 shares of Class B common stock he owns (the "Gold Shares"), which represents a dispositive power beneficial ownership percentage of 1.9% of the Issuer's Class A common stock. The Gold Shares include 19,319 shares of unvested Class B common stock subject to vesting based on continued service with the Issuer.

(4) Each HL Holder retains sole dispositive power over their shares deposited in the HL Voting Trust. As a result, Mr. Adelson retains dispositive control over the 878,921 shares of Class B common stock he owns (the "Adelson Shares"), which represents a dispositive power beneficial ownership percentage of 1.6% of the Issuer's Class A common stock. The Adelson Shares include 39,905 shares of unvested Class B common stock subject to vesting based on continued service with the Issuer.
Transactions in the class effected during the past sixty days: Except as described in Item 3, Item 5, or elsewhere in this Schedule, no transactions in the shares reported in this Schedule were effected by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as otherwise set forth in this Schedule, there are no contracts, arrangements, understandings, or similar relationships existing with respect to the securities of the Issuer between the Issuer and the Reporting Persons.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 of the Amendment to Schedule 13D filed September 24, 2024)
99.2 Power of Attorney of Scott L. Beiser (incorporated by reference to Exhibit 99.2 of Schedule 13D filed August 28, 2015)
99.3 Power of Attorney of Irwin N. Gold (incorporated by reference to Exhibit 99.3 of Schedule 13D filed August 28, 2015)
99.4 Power of Attorney of Scott J. Adelson (incorporated by reference to Exhibit 99.4 of the Amendment to Schedule 13D filed September 24, 2024)

## Signatures
- HL Voting Trust: /s/ J. Lindsey Alley, J. Lindsey Alley, Attorney-in-Fact for Scott L Beiser, Trustee (08/28/2025)
- HL Voting Trust: /s/ J. Lindsey Alley, J. Lindsey Alley, Attorney-in-Fact for Irwin Gold, Trustee (08/28/2025)
- HL Voting Trust: /s/ J. Lindsey Alley, J. Lindsey Alley, Attorney-in-Fact for Scott Joseph Adelson, Trustee (08/28/2025)
- Scott Joseph Adelson: /s/ J. Lindsey Alley, Attorney-in-Fact for Scott Joseph Adelson (08/28/2025)
- Scott L Beiser: /s/ J. Lindsey Alley, Attorney-in-Fact for Scott L Beiser (08/28/2025)
- Irwin Gold: /s/ J. Lindsey Alley, Attorney-in-Fact for Irwin Gold (08/28/2025)